July 25, 2012	News Release 12-12

SILVER STANDARD TO ANNOUNCE SECOND QUARTER 2012
CONSOLIDATED FINANCIAL RESULTS AUGUST 9, 2012

VANCOUVER, B.C. -- Silver Standard Resources Inc. (“Silver Standard”) (NASDAQ: SSRI, TSX: SSO) announces the date for the second quarter 2012 consolidated financial results release and conference call with the investment community. Investors, media and the public are invited to listen to the conference call. Details are provided below:

News release containing second quarter 2012 consolidated financial results: Thursday, August 9, 2012 by 7:00 a.m. EDT.

Conference call and webcast: Thursday, August 9, 2012, at 11:00 a.m. EDT.

Toll-free in North America:	(888) 429-4600
All other callers:	(970) 315-0481
Webcast:	http://ir.silverstandard.com/events.cfm

The call will be archived and available at www.silverstandard.com.
Audio replay will be available for one week by calling:

Toll-free in North America:	(855) 859-2056, replay conference ID 98794834
All other callers:	(404) 537-3406, replay conference ID 98794834

SOURCE: Silver Standard Resources Inc.

To receive Silver Standard’s news releases by e-mail, contact Investor Relations at invest@silverstandard.com or call (888) 338-0046. The TSX has neither approved nor disapproved of the information contained herein.

For further information contact:

Steve Hards
Director, Investor Relations
N.A. toll-free: (888) 338-0046
Telephone: (604) 689-3846
Fax: 604-689-3847
E-mail: invest@silverstandard.com
www.silverstandard.com

Statements contained in this news release that are not historical fact, such as statements regarding the economic prospects of the company’s projects, future plans or future revenues, timing of the release of financial results, development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the company’s ability to raise sufficient capital to fund development, changes in economic conditions or financial markets, changes in prices for the company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Canada, technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the company’s filings with the Securities and Exchange Commission.